UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On 8 July, 2019 Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM), announced that the hearing at the High Court of Justice in England and Wales (the “Court”) in respect of the proposed scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”) by which the recommended acquisition by ESSA Pharma Inc. (“Essa”) (NASDAQ: EPIX; TSX-V: EPI) of the entire issued share capital of Realm is to be implemented took place today in London.

The Court reserved judgment and, as such, the Court has not yet rendered its decision upon the sanctioning of the Scheme.

As a consequence of the reserved judgment, there is likely to be an update to the expected timetable of principal events for the implementation of the Scheme from that set out in the announcement made by the Company on 2 July 2019. The Company will release an announcement as soon as reasonably practicable following receipt of the Court’s judgment and will include an updated timetable of principal events as applicable.

The Company will be liaising with the Nasdaq Stock Market in respect of the continued listing of Realm’s ADSs on Nasdaq after 10 July 2019 and will provide an update in due course.

Unless otherwise defined herein, capitalised terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated July 8, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

July 8, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer